EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)
Years ended December 31	2008	2007	2006	2005	2004
Earnings:
Income before income taxes	$(31,829)	$159,334	$125,492	$6,556	$114,809
Add: fixed charges	44,994	44,046	50,102	55,639	56,837

Total earnings	$9,165	$203,380	$175,594	$62,195	$171,646

Fixed charges:
Interest on policyholders’ accounts	$40,177	$43,089	$49,159	$54,727	$56,386
Portion of rent representative of interest factor	817	957	943	912	451

Total fixed charges	$40,994	$44,046	$50,102	$55,639	$56,837

Preferred stock dividend requirement	$—	$—	$—	$906	$4,399
Combined fixed charges and preferred stock dividend requirements	$40,994	$44,046	$50,102	$56,545	$61,236

Ratio of earnings to fixed charges	0.22	4.62	3.50	1.12	3.02

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	0.22	4.62	3.50	1.10	2.80